UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No.     )*

VMWARE, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

928563402**

(CUSIP Number of Class of Securities)

Rashmi Garde, Esq.

Vice President and General Counsel

VMware, Inc.

3401 Hillview Avenue

Palo Alto, CA 94304

(650) 427-5000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications On Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable	Not applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.
**	Refers to Class A common stock underlying the options.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Exhibit 99.1 to this filing is VMware, Inc.’s Notice of Special Meeting of Stockholders and Preliminary Proxy Statement for the Special Meeting of Stockholders scheduled for September 9, 2008 (the “Proxy Statement”), which contains a proposal submitted to VMware’s stockholders to approve a stock option exchange program (the “Option Exchange Program”).

The Option Exchange Program described in the Proxy Statement has not yet commenced. Persons who are eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available because they will contain important information about the Option Exchange Program. VMware will file the Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (SEC) upon the commencement of the stock option exchange. VMware stockholders and option holders will be able to obtain these written materials and other documents filed by VMware with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, persons who are eligible to participate in the Option Exchange Program, investors and VMware stockholders may obtain free copies of the documents filed with the SEC by VMware by directing a written request to: VMware, Inc., 3401 Hillview Avenue, California 94304, Attention: Investor Relations Department.

ITEM 12. EXHIBITS.

Exhibit Number	Description
99.1	Preliminary Proxy Statement for the Special Meeting of Stockholders scheduled for September 9, 2008 (filed with the Securities and Exchange Commission on August 1, 2008 and incorporated herein by reference).